Filed Pursuant to Rule 424(b)(3)

Registration No. 333-126087

KBS REAL ESTATE INVESTMENT TRUST, INC.

SUPPLEMENT NO. 9 DATED DECEMBER 11, 2006

TO THE PROSPECTUS DATED JANUARY 13, 2006

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust, Inc. dated January 13, 2006, as supplemented by supplement no. 6 dated October 6, 2006, supplement no. 7 dated November 16, 2006 and supplement no. 8 dated November 30, 2006. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust, Inc. and, as required by context, KBS Limited Partnership, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	the acquisition and related financing of a one and two story building containing approximately 166,574 rentable square feet in Norwood, Massachusetts; and

•	information regarding our indebtedness.

Status of the Offering

We commenced this offering of 280,000,000 shares of common stock on January 27, 2006. As of December 7, 2006, we had accepted aggregate gross offering proceeds of approximately $88.8 million.

Acquisition and Related Financing of the 825 University Building

On December 5, 2006, we purchased, through an indirect wholly owned subsidiary, a one and two story corporate research building containing approximately 166,574 rentable square feet (the “825 University Building”) from CFRI/Doherty University Avenue, L.L.C., which is not affiliated with us or our advisor. The 825 University Building is located on an approximate 18.8-acre parcel of land at 825 University Avenue in Norwood, Massachusetts.

The purchase price of the 825 University Building was approximately $28,800,000.00 plus closing costs. The acquisition was funded with proceeds from the two loans described below and proceeds from this offering.

In connection with the acquisition, we obtained a $19,000,000 fixed rate mortgage loan from a financial institution. The loan matures on December 6, 2013 and bears interest at a fixed rate of 5.591% per annum. Monthly installments on the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment. We have the right to defease the entire loan (but not prepay) upon the later to occur of: (a) the forty-second payment date and (b) two years after the “start up day” of the REMIC trust established by the lender. This loan is secured by the 825 University Building.

Also in connection with the acquisition of the 825 University Building, we obtained a $5,600,000 mezzanine loan from a financial institution secured by a 100% equity interest in the wholly owned subsidiary that holds title to the property. This loan matures on December 6, 2007 and bears interest at a variable rate. The interest rate for the first full eight months is 30-day LIBOR plus 150 basis points and for the next four months is 30-day LIBOR plus 250 to 350 basis points depending upon the outstanding balance of the debt. Monthly installments related to the loan are interest-only and the entire principal amount is due on the maturity date, assuming no prior principal prepayment. The full, prompt and complete payment of the mezzanine loan when due is guaranteed by our Operating Partnership with respect to certain “bad boy” acts. The mezzanine loan may be prepaid in whole and in part without payment of any prepayment premium, except that interest through the next payment date must be paid.

The 825 University Building was fully renovated between 2004 and 2006 and is currently 100% leased to Instron Corporation (approximately 66.2%) and LTX Corporation (approximately 33.8%). Instron Corporation, a division of Illinois Tool Works, is a premier maker of instruments, systems and software used to test the mechanical properties and performance of ceramics, composites, metals, plastics, rubber and textiles. LTX corporation has been designing, developing and marketing advanced test solutions for the semiconductor industry for 30 years.

The current aggregate annual base rent for the tenants of the 825 University Building is approximately $2.1 million. As of December 2006, the current weighted-average remaining lease term for the current tenants of the 825 University Building is approximately 8.67 years. The Instron Corporation lease expires in March 2015, and the average annual rental rate for the Instron Corporation lease over the remaining lease term is $12.86 per square foot. Instron Corporation has the right, at its option, to extend the initial term of its lease for two additional five-year periods. The LTX Corporation lease expires in June 2016, and the average annual rental rate for the LTX Corporation lease over the remaining lease term is $15.39 per square foot. LTX Corporation has the right, at its option, to extend the initial term of its lease for two additional five-year periods.

We do not intend to make significant renovations or improvements to the 825 University Building. Our management believes that the 825 University Building is adequately insured.

Indebtedness

As of December 7, 2006, our total long-term indebtedness, or indebtedness with a maturity of longer than one year, was $141.4 million. For more information regarding our indebtedness see the discussion under “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources” in supplement no. 7 to the prospectus.

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